THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR SUBSCRIBERS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, SUBSCRIBERS MUST UNDERSTAND THAT THIS INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, THAT THE OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND IT IS NOT REVIEWED IN ANY WAY BY THE SECURITIES AND EXCHANGE COMMISSION. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT ATTACHED HERETO OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBERS IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

SUBSCRIBERS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN THE SUBSCRIPTION AGREEMENT ATTACHED HERETO. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THE SUBSCRIPTION AGREEMENT ATTACHED HERETO AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBERS IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED.

PROSPECTIVE SUBSCRIBERS MAY NOT TREAT THE CONTENTS OF THE ATTACHED SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT, OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE WEFUNDER WEBSITE (COLLECTIVELY, THE "*OFFERING MATERIALS*") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, SUBSCRIBERS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE SUBSCRIBER SHOULD CONSULT THE SUBSCRIBER'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE SUBSCRIBER'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION

CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY, AND CONSTITUTE, FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. SUBSCRIBERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE SUBSCRIBERS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE SUBSCRIBER LESS THAN THE AMOUNT OF SECURITIES SUCH SUBSCRIBER DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

ORTHOGONAL

SUBSCRIPTION AGREEMENT

This Subscription Agreement (this "**Agreement**") is made as of the Subscription Date (as defined below) by and among Orthogonal, a Delaware corporation (the "**Company**") and the investors listed on Exhibit A attached to this Agreement (each a "**Subscriber**" and together the "**Subscribers**").

WHEREAS, the Company has agreed to issue and sell to certain investors shares of the Company's [Series Seed Preferred] (the "**Seed Preferred Stock**"), up to an aggregate principal amount of $1,070,000;

WHEREAS, this Agreement is being executed in connection with the Company's Seed Preferred Stock financing round (the "**Financing**"), whereby the Company has authorized the solicitation of subscriptions for the issuance and sale of up to 254,761 shares of Seed Preferred Stock (the "**Maximum Offering Amount**"); and

WHEREAS, for purposes of this Agreement, the term "**Subscription Date**" means, with respect to each Subscriber, the date such Subscriber executes, and agrees to be bound by the terms and provisions set forth in, this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained, the parties hereto hereby agree as follows:

1.   **SUBSCRIPTION OF SEED PREFERRED STOCK.**

    1.1   Subscription. Subject to the terms and conditions of this Agreement, as of the Subscription Date, each Subscriber subscribes for and agrees to purchase at the Closing (as defined below) that number of shares of Seed Preferred Stock, set forth opposite such Subscriber's name on Exhibit A (the "**Shares**"), at a purchase price of $4.20 per share, (the "**Purchase Price**"). The rights and preferences of the Seed Preferred Stock will be as set forth in the Company's Certificate of Incorporation, as amended (the "**Certificate**"), which will be filed with the Secretary of State of the State of Delaware prior to the Company's acceptance of the subscriptions made under this Agreement.

    1.2   Minimum Investment. Each Subscriber shall subscribe for at least 119 Shares, except as otherwise authorized by management of the Company.

    1.3   Closing; Delivery.

        1.3.1   The Company may elect at any time to close all or any portion of the Financing at one or more closings at or prior to the Termination Date (as defined below) (each of which is referred to in this Agreement as a "**Closing**"), provided, however, the initial Closing, shall raise funds of at least Fifty Thousand Dollars ($50,001) (the "**Initial Closing**").

        1.3.2   If less than all of the Shares are sold and issued at the Initial Closing, then, subject to the terms and conditions of this Agreement, the Company may accept subscriptions already made but not accepted from Subscribers or may accept subscriptions from other persons or entities (in either case, the "**New Subscribers**") at any time and from time to time at one or more additional closings at or prior to the Termination Date (each an "**Additional Closing**"), without obtaining the signature, consent or permission of any of the Subscribers, up to the Maximum Offering Amount less the number of Shares actually issued and sold by the Company at the Initial Closing or any Additional Closing (as applicable). New Subscribers may include persons or entities who are already Subscribers in the Financing. Any such sale and issuance in an Additional Closing shall be on substantially the same terms and conditions as those contained herein. For the avoidance of doubt, any sale of Shares after the Initial Closing shall be an Additional Closing for purpose of this Agreement. Immediately after each Additional Closing, Exhibit A will be amended to list the Subscribers purchasing Shares hereunder and the number of Shares issued to each Subscriber at each such Closing, without obtaining the signature, consent or permission of the Subscribers.

    1.3.3 On the Subscription Date, the Subscriber shall deliver to the Company (i) a counterpart signature page to this Agreement, and (ii) payment of the Purchase Price in accordance with Section 1.5.

    1.3.4 Each Subscriber's subscription may be accepted or rejected in whole or in part, at any time prior to a Closing, by the Company in its sole discretion. In addition, the Company, in its sole discretion, may allocate to each Subscriber, only a portion of the number of Shares for which such Subscriber has subscribed. The Company will notify each Subscriber whether the Subscriber's subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate. The Company may accept subscriptions until the date specified on the Intermediary's (as defined below) offering page, as extended by notice thereon (the "***Termination Date***").

    1.4 **No Stock Certificates**. The parties understand that the Shares are and will remain uncertificated.

    1.5 **Purchase Procedure**. On the Subscription Date, each Subscriber shall pay such Subscriber's Purchase Price in accordance with the online payment process and instructions established by the web-based platform maintained by Wefunder (the "***Intermediary***"). Upon each Closing, the Intermediary's escrow agent shall release such funds, or a portion thereof as determined by the Company, to the Company.

  2. **REPRESENTATIONS AND WARRANTIES OF THE COMPANY**. The Company hereby represents and warrants to each Subscriber that the following representations and warranties are true and complete as of the date of the Initial Closing, except as otherwise indicated.

    2.1 **Organization, Good Standing, Corporate Power and Qualification**. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority (a) to carry on its business as presently conducted and as presently proposed to be conducted and (b) to execute, deliver and perform its obligations under this Agreement. The Company is duly qualified to transact business as a foreign corporation and is in good standing under the laws of each jurisdiction in which the failure to so qualify would have a material adverse effect on the business, assets (including intangible assets), liabilities, financial condition, property, or results of operations of the Company.

    2.2 **Authorization**. All corporate action has been taken, or will be taken prior to the Initial Closing and any Additional Closing (as applicable), on the part of the Company's Board of Directors (the "***Board***") and the Company's stockholders that is necessary for the authorization, execution and delivery of this Agreement by the Company and the performance by the Company of the obligations to be performed by the Company as of the date of the Initial Closing. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

    2.3 **Investment Company Act**. The Company's best knowledge, the Company is not required to register as an "investment company" under the Investment Company Act of 1940, as amended (the "***Investment Company Act***").

2.4 **Valid Issuance of Shares.** The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement, will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions ontransfer under this Agreement, the Certificate, the bylaws of the Company (the "**Bylaws**"), applicable state and federal securities laws and liens or encumbrances created by or imposed by a Subscriber.

2.5 **Litigation.** There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or to the Company's knowledge, investigation, before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company, or (b) against any consultant, officer, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

2.6 **Financial Statements.** Complete copies of the Company's financial statements (the "**Financial Statements**") have been made available to the Subscriber and appear in the offering statement filed with the SEC (the "**Offering Statement**") and on the site of the Intermediary. The Financial Statements fairly present the financial condition of the Company for the periods indicated. The certified public accountant reviewing the Financial Statements is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

2.7 **No filings.** Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 3, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Agreement except (a) for such filings with the Secretary of State of the State of Delaware for the filing of an amendment to the Certificate to authorize the Shares, and (b) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, or (c) for such other filings and approvals as have been made or obtained.

3. **REPRESENTATIONS AND WARRANTIES OF THE SUBSCRIBERS**. Each Subscriber hereby represents and warrants to the Company as of the Subscription Date and Closing, severally and not jointly, that:

3.1 **Authorization**. The Subscriber has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Subscriber, will constitute valid and legally binding obligations of the Subscriber, enforceable in accordance with its terms, except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, and any other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

3.2 **Crowdfunding Investments**.

3.2.1 **Investment Limits**. Subscriber represents and warrants that the amount Subscriber is investing pursuant to this Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous twelve (12) months does not exceed One Hundred Seven Thousand dollars ($107,000), and that:

(a) Either of Subscriber's net worth or annual income is less than One Hundred Seven Thousand dollars ($107,000), and that the amount Subscriber is investing pursuant to this Agreement does not exceed the greater of (i) five percent (5%) of the lower of Subscriber's annual income or net worth, or (ii) Two Thousand Two Hundred dollars ($2,200); or

(b)   Both of Subscriber's net worth and annual income are more than One Hundred Seven Thousand dollars ($107,000), and that the amount Subscriber is investing pursuant to this Agreement does not exceed ten percent (10%) of the lower of its annual income or net worth.

3.2.2   Limitations on Resale. Subscriber acknowledges, understands and agrees that at no time shall the Subscriber transfer the Shares acquired pursuant to this Agreement except in accordance with the terms set forth in this Agreement, the Certificate and the Bylaws. Moreover, Subscriber agrees that during the one-year period beginning on the date on which it acquires the Shares pursuant to this Agreement, Subscriber shall not transfer such Shares except, provided that such transfer is in accordance with the terms of this Agreement, the Certificate and the Bylaws:

(a)   to the Company;

(b)   to an accredited investor within the meaning of Rule 501 of Regulation D under the Securities Act;

(c)   as part of an offering registered under the Securities Act with the SEC; or

(d)   to a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

3.3   Purchase Entirely for Own Account. This Agreement is made with the Subscriber in reliance upon the Subscriber's representation to the Company, which by the Subscriber's execution of this Agreement, the Subscriber hereby confirms, that the Shares to be acquired by the Subscriber will be acquired for investment for the Subscriber's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof, and that the Subscriber has no present intention of selling, granting any participation in, or otherwise distributing the same. By executing this Agreement, the Subscriber further represents that the Subscriber does not presently have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person, with respect to any of the Shares. The Subscriber has not been formed for the specific purpose of acquiring the Shares.

3.4   Disclosure of Information. By executing this Agreement, the Subscriber acknowledges that Subscriber has received this Agreement, a copy of the Offering Statement and any other information required by the Subscriber to make an investment decision. The Subscriber has read the Offering Statement. The Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in this Agreement, the Offering Statement or any of the other materials available on the Intermediary's website. The Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to the Subscriber, or to the Subscriber's advisors or representatives, by the Company or others with respect to the business or prospects of the Company or its financial condition.

3.5   Restricted Securities. The Subscriber understands that the Shares have not been, and will not be, registered under the Securities Act, by reason of a specific exemption from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of the Subscriber's representations as expressed herein. The Subscriber understands that the Shares are "restricted securities" under applicable United States federal and state securities laws and that, pursuant to these laws, the Subscriber must hold the Shares indefinitely unless they are registered with the SEC and qualified by state authorities or an exemption from such registration and qualification requirements is available. The Subscriber acknowledges that the Company has no obligation to register or qualify the Shares for resale. The Subscriber further acknowledges that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Shares, and on requirements relating to the Company which are outside of the Subscriber's control, and which the Company is under no obligation and may not be able to satisfy.

3.6   **Valuation**. The Subscriber acknowledges that the price of the Shares was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of capital stock of the Company may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

3.7   **No Public Market**. The Subscriber understands that no public market now exists for the Shares, and that the Company has made no assurances that a public market will ever exist for the Shares.

3.8   **Legends**. The Subscriber understands that any stock certificate or, in the case of uncertificated securities, any notice of issuance, for the Shares, may bear any one or more of the following legends: (a) any legend required by the securities laws of any state to the extent such laws are applicable to the Shares; (b) any legend required to be placed thereon by the Bylaws; and (c) the following legend:

> "THE SECURITIES REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER THE ACT AND ALL SUCH OTHER APPLICABLE LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE.
>
> THE SECURITIES REFERENCED HEREIN ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER, AS SET FORTH IN THE COMPANY'S BYLAWS INCLUDING A RIGHT OF FIRST REFUSAL, COPIES OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE ISSUER. SUCH TRANSFER RESTRICTIONS AND RIGHT OF FIRST REFUSAL ARE BINDING ON TRANSFEREES OF THESE SHARES."

3.9   **Required Notices**. The Subscriber acknowledges that if and when issued, the Shares shall be held subject to all the provisions of this Agreement, the Certificate and the Bylaws and any amendments thereto, copies of which are on file at the principal office of the Company. A statement of all of the rights, preferences, privileges and restrictions granted to or imposed upon the respective classes and/or series of shares of stock of the Company and upon the holders thereof may be obtained by any stockholder upon request and without charge, at the principal office of the Company, and the Company will furnish any stockholder, upon request and without charge, a copy of such statement. Subscriber acknowledges that the provisions of this Section 3 shall constitute the notices required by Sections 151(f) and 202(a) of the Delaware General Corporation Law and the Subscriber hereby expressly waives the requirement of Section 151(f) of the Delaware General Corporation Law that it receive the written notice provided for in Sections 151(f) and 202(a) of the Delaware General Corporation Law within a reasonable time after the issuance of the Shares.

3.10   **Sophisticated Investor; Accredited Investor**. The Subscriber is an investor in securities of companies in the development stage and acknowledges that Subscriber is able to fend for himself, herself or itself, can bear the economic risk of his, her or its investment, and has such knowledge and experience in financial or business matters that he, she or it is capable of evaluating the merits and risks of the investment in the Shares. If other than an individual, Subscriber also represents he, she or it has not been organized for the purpose of acquiring the Shares. If the Subscriber is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act, such Subscriber shall check the appropriate box on the signature page attached to this Agreement and in so doing represents and warrants that he, she or it is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

3.11   **Exculpation Among Subscribers**. The Subscriber acknowledges that he, she or it is not relying upon any other Subscriber or person in making his, her or its investment or decision to invest in the Company. The Subscriber agrees that neither any Subscriber nor the respective controlling persons, officers, directors, partners, agents, or employees of any Subscriber shall be liable to any other Subscriber for any action heretofore taken or omitted to be taken by any of them in connection with the purchase of the Shares.

3.12   **Residence**. If the Subscriber is an individual, then the Subscriber resides in the state identified in the address of the Subscriber set forth on the signature page hereto; if the Subscriber is a partnership, corporation, limited liability company or other entity, then the office or offices of the Subscriber in which its principal place of business is identified is the address or addresses of the Subscriber set forth on the signature page hereto.

3.13   **Foreign Status**. If the Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Subscriber hereby represents that he, she or it has satisfied himself, herself or itself as to the full observance of the laws of his, her or its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (a) the legal requirements within his, her or its jurisdiction for the purchase of the Shares, (b) any foreign exchange restrictions applicable to such purchase, (c) any governmental or other consents that may need to be obtained, and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The Subscriber's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

3.14   **Other Conditions and Restrictions**. Subscriber does not have a disqualifying criminal record which would result in the Company violating any applicable laws or violate the terms of the Company's permits. If Subscriber is an individual, Subscriber is at least twenty one (21) years of age and has all necessary rights and authority to subscribe and purchase the Shares.

4.   **COVENANTS**. Prior to the Initial Closing, the Company covenants that it shall use commercially reasonable efforts to (a) make such filings with Secretary of State of the State of Delaware as may be required by this Agreement and the authorize the Seed Preferred Stock, and (b) make any other such filings and execute any agreements to consummate and effect the Financing.

5.   **CONDITIONS TO CLOSING**. The obligations of the Company to sell Shares to the Subscribers at the Initial Closing or any subsequent Closing are subject to the fulfillment, on or before such Closing, of each of the following conditions, unless otherwise waived:

5.1   **Amendment to Charter**. The Company shall have filed an amendment to the Certificate, as contemplated in Section 4.

5.2   **Compliance with Regulation Crowdfunding**. The obligation of the Company to sell Shares to any Subscriber at any applicable Closing is subject to such Subscriber's completion of such documents and certificates and acceptance of such terms and conditions as the Company and/or the Intermediary requires in connection with such Closing in order for such sale to comply with the provision of Regulation Crowdfunding under the Securities Act.

5.3   **Representations and Warranties**. The representations and warranties in Section 3 made by each Subscriber acquiring Shares at such Closing shall be true and correct in all respects at the date of such Closing, with the same force and effect as if they had been made on and as of said date.

5.4 **Performance of Obligations**. Each Subscriber shall have performed and complied with all covenants, agreements, obligations and conditions contained in this Agreement that are required to be performed or complied with by them on or before such Closing.

5.5 **Qualifications**. All authorizations, approvals or permits, if any, of any governmental authority or regulatory body of the United States or of any state that are required in connection with the lawful issuance and sale of the Shares pursuant to this Agreement shall be obtained and effective as of the Closing.

5.6 **Receipt of Payment**. The Company, or the Intermediary, shall have received payment from each of the Subscribers for that number of Shares each such Subscriber has agreed to purchase at the Closing as set forth on Exhibit A.

6. **REVISIONS TO MANNER OF HOLDING**. In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single entity (a "***Crowdfunding SPV***") to make offerings under Section 4(a)(6) of the Securities Act, each Subscriber agrees to exchange the Shares for securities issued by the Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act and agrees to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Section 6. The Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner or fails to execute any further documents or take any further actions as set forth herein, the Company may repurchase the Shares at a price to be determined by the Board.

7. **INDEMNIFICATION BY SUBSCRIBER**. Subscriber acknowledges, understands and agrees that from and after the Closing, Subscriber shall indemnify and hold harmless the Company and their respective successors, directors, officers, managers, employees, representatives, agents and affiliates (collectively, the "***Company Indemnitees***") from and against any and all claims, actions, suits, demands, assessments, judgments, losses, liabilities, damages, penalties, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses and accounting fees and investigation costs) that are incurred by Company Indemnitees and resulting or arising from, related to or incurred in connection with: (a) Subscriber's breach of the representation and warranties contained in Section 3.14 of this Agreement. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the termination of this Agreement.

8. **REPURCHASE OPTION**. If the Company determines, in its sole discretion, that it is likely that within six months of the Subscription Date the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended, as required by Section 12(g) thereof, the Company shall have the option to repurchase this instrument from the Subscriber for the greater of (i) the Purchase Price and (ii) the fair market value of this instrument, as determined by an independent appraiser of securities chosen by the Company (such repurchase, the "***Repurchase***," and such greater value, the "***Repurchase Value***"); *provided, however*, that, in the event an equity financing occurs within three months after the Repurchase and the Repurchase Value is less than the Aggregate Value (as defined below) of the shares of Seed Preferred Stock the Subscriber would have received had the Repurchase not occurred (where such value is determined by multiplying the number of shares of Seed Preferred Stock by the conversion price and is referred to as the "**Aggregate Value**"), the Company shall pay to the Subscriber an amount equal to the difference between the Aggregate Value and the Repurchase Value promptly following the consummation of the equity financing. Such independent appraiser shall be regularly engaged in the valuation of securities. The foregoing repurchase option terminates upon a change of control or dissolution event.

9. **IRREVOCABLE PROXY; SPV REORGANIZATION**.

    9.1   If the Subscriber does not subscribe at least One Hundred Thousand Dollars ($100,000) pursuant to this Agreement ("***Major Subscriber***"), then, in such event, the Subscriber hereby appoints, and shall appoint in the future upon request, a designated lead Subscriber as the Subscriber's true and lawful proxy and attorney ("***Designated Lead Subscriber***"), with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) give and receive notices and communications, (ii) execute any instrument or document that the Designated Lead Subscriber determines is necessary or appropriate in the exercise of its authority under this instrument and (iii) take all actions necessary or appropriate in the judgment of the Designated Lead Subscriber for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section 5(a) are coupled with an interest. Such proxy and power will be irrevocable through and including the date of the final closing of an equity financing. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding this instrument. The Designated Lead Subscriber is an intended third-party beneficiary of this Section 9.1 and has the right, power and authority to enforce the provisions hereof as though it was a party hereto.

    9.2   If the Subscriber is not a Major Subscriber, on and after the date of the Financing the Subscriber hereby appoints, and shall appoint in the future upon request, the then-current Chief Executive Officer of the Company (the "***CEO***"), as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all shares of the capital stock issued pursuant to the terms of this instrument as the holders of a majority of the shares of Seed Preferred Stock vote, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section 9.2 are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding shares of the capital stock issued pursuant to the terms of this instrument. The CEO is an intended third-party beneficiary of this Section 9.2 and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

    9.3   If the Subscriber is not a Major Subscriber:

        9.3.1   (i) Other than with respect to the gross negligence or willful misconduct of the Designated Lead Subscriber or the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to Section 9.1 and Section 9.2 (collectively, the "***Proxy***"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "**Proxy Losses**") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; *provided*, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Proxy (or, in the case of the CEO, the Company) shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

9.3.2 (ii) A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, stockholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, stockholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

9.4 The Subscriber hereby agrees to take any and all actions determined by the Company's Board in good faith to be advisable to reorganize this instrument and any shares of the capital stock issued pursuant to the terms of this instrument into a special-purpose vehicle or other entity designed to aggregate the interests of holders of shareholders.

10. **GENERAL PROVISIONS**.

10.1 **Successors and Assigns**. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

10.2 **Governing Law**. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the laws of the State of Delaware.

10.3 **Counterparts**. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

10.4 **Titles and Subtitles**. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

10.5 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally or internationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page, Exhibit A, or to such address as shown on the records of the Intermediary or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 10.5.

10.6 No Finder's Fees. Each party represents that it neither is nor will be obligated for any finder's fee or commission in connection with this transaction. Each Subscriber agrees to indemnify and to hold harmless the Company from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which each Subscriber or any of its officers, employees, or representatives is responsible. The Company agrees to indemnify and hold harmless each Subscriber from any liability for any commission or compensation in the nature of a finder's or broker's fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or any of its officers, employees or representatives is responsible.

10.7 Attorneys' Fees. If any action at law or in equity (including, arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of the Agreement.

10.8 Amendments and Waivers. Except as specified in Section 1.3.2, any term of this Agreement may be amended, terminated or waived only with the written consent of the Company and the holders of a majority of the then-outstanding Shares. Any amendment or waiver effected in accordance with this Section 10.8 shall be binding upon the Subscribers and each transferee of the Shares, each future holder of all such securities, and the Company.

10.9 Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

10.10 Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

10.11 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

10.12   Entire Agreement. This Agreement (including the Exhibits hereto), the Certificate and the Bylaws, constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

10.13   Electronic Communications. Subject to the Company's acceptance of Subscriber's subscription, Subscriber hereby consents to receive from the Company all stockholder notices and consents via electronic transmission in accordance with the terms and provisions set forth in the Delaware General Corporation Law, this Agreement and in the Bylaws. Specifically, Subscriber hereby (i) consents to receive notices, consents and documents by electronic means, (ii) consents to the use of electronic signatures, and (iii) agrees to receive any such documents through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

10.14   Dispute Resolution. Each party (a) hereby irrevocably and unconditionally submits to the jurisdiction of the federal or state courts located in the District of Hawaii for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal or state courts located in the District of Hawaii and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof and thereof may not be enforced in or by such court.

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IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

COMPANY:

Orthogonal Thinker, Inc

Founder Signature
_____

Name: [FOUNDER_NAME] _____

Title: [FOUNDER_TITLE] _____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

Investor Signature

By: _____   By: _____

Name: [INVESTOR NAME] _____

Title: [INVESTOR TITLE] _____

State of Residency: [STATE] _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[ ] Accredited

[X] Not Accredited